

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

<u>Via E-mail</u>
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California 91739

      Re: **VRDT Corporation**
              Form 10-K for the Fiscal Year Ended March 31, 2012
              Filed June 29, 2012
              File No. 000-52677

Dear Mr. Kasprzak:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Craig E. Slivka, for

                  Pamela A. Long
                  Assistant Director